David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

November 1, 2011
Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Scott Anderegg, Staff Attorney

Re:    Buckeye Oil & Gas, Inc.
Registration Statement on Form S-l Filed September 8, 2011
File No. 333-176729

Gentlemen:

Buckeye Oil & Gas, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated October 5, 2011 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on September 8, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

General

1.
On page 28, you state that on May 16, 2011 you entered into an agreement with Pioneer Marketing Group, Ltd. relating to the farmout agreement with Luxor. Please describe any material relationships between your company and Pioneer, as applicable. In addition, please provide your analysis as to why you have not filed the agreement with Pioneer as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard we note that Pioneer is required to equally fund and participate in Buckeye Canada's obligations under the Luxor agreement.

Response: The Amended Registration Statement has been revised to disclose that the four shareholders of Pioneer are minority shareholders of the Company. The agreement with Pioneer Marketing Group, Ltd. is being filed as exhibit 10.7 to the Amended Registration Statement.

2.
We note that some share numbers in your filing do not give retroactive effect to the 17-to-1 stock split. For example, the 9 million shares referenced in Note 4 on page F-9 appear to be expressed as a pre-split amount, in contrast with other statements in the filing, including the 153 million share issuance recorded on the Statement of Shareholders' Equity. Please ensure that the stock split is given retroactive effect throughout the prospectus.

Response: All the numbers in Amended Registration Statement, including the financial statements, reflect the 17-to-1 forward stock split effective May 19, 2011.

Cover Page

3.
Your cover page statement regarding the offering price indicates the shares will be offered at fluctuating prices. However, in numerous locations in the prospectus, you state that the initial offering price will be $.25 per share. Please reconcile the disclosure.

Response: The cover page of the Amended Registration Statement has been revised to provide that the initial offering price will be $.25 per share.
Risk Factors

General

4.
We note that you will be exempt from the auditor attestation requirements concerning any report provided by management on the effectiveness of your internal controls over financial reporting so long as you are a smaller reporting company. Please tell us what consideration you have given to including a separate risk factor discussing this matter. It would be appropriate to place a risk factor discussing these matters under a subcaption that immediately follows risk subcaption heading no. 26 on page 20.

Response: The Company has added a risk factor regarding its exemption from the auditor attestation requirement in accordance with the comments of the Commission.

"Since our directors work for other natural resource exploration companies, their other activities for those other companies...", page 16

5.
Please revise the disclosure under this subcaption to identify the director currently employed by another natural resource exploration company. You should also identify this other company. In the body of the prospectus describe in detail material conflicts (in addition to the limitations on the amount of time your director may devote to your business) that may arise due to your director's employment with the other company. For example you should discuss the doctrine of corporate opportunities and how it applies to the director in his capacity with the other natural resources company. Discuss how this may adversely affect your company. In the body of the prospectus, describe the procedure you expect the director will follow in presenting corporate opportunities.

Response: The Company has revised the risk factor in accordance with the comments of the Commission. In the Description of Business-Employees of the Amended Registration Statement the Company has described conflicts that may arise as a result of Mr. Dhinsa's consulting for other exploration companies and the procedures to be followed by Mr. Dhinsa in presenting corporate opportunities.

Other

6.
We note that you have a very limited number of shareholders and it would appear the number of record shareholders is likely to remain less than 300 for the foreseeable future. Tell us what consideration you have given to informing potential investors that the company may subsequently elect to de-register its shares under the Exchange Act and suspend its reporting obligations. To the extent you believe these conditions present a material risk, please describe the uncertainty and the resulting risk in an appropriately captioned paragraph.

Response: The Company has no intention to de-register its shares under the Exchange Act and suspend its reporting obligations; accordingly, the Company did not give any consideration to informing potential investors that the Company may subsequently elect to de-register its shares.

Selling Security Holders, page 22

7.
In footnote 1 to the table you indicate that the referenced shares were acquired by the selling security holders in sales under a prior registration statement. In your response letter please explain why the offers and sales of those shares are being registered in this filing rather than conducted in reliance on Section 4(a)(1) of the Securities Act. To the extent any of those sellers have entered into arrangements with the company affiliates from whom they acquired the securities, please ensure that those arrangements or relationships are described in the prospectus.

Response: The offer and sales of the shares being registered in this Registration Statement could be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(1) of the Securities Act. As disclosed in the Amended Registration Statement, none of the selling shareholders are affiliates of the Company and the Company is not receiving any consideration from these transactions. Although none of the selling shareholders is an underwriter or dealer (or even in the business of dealing in securities), the selling shareholders and any broker/dealers who may act in connection with the sale of the shares may be deemed to be “underwriters. Furthermore, since all the selling shareholders desire to offer and sell their respective shares, the Company considered it beneficial for the sake of its shareholders to incur the expense of a registration on their behalf. When a selling shareholder attempts to sell his or her shares, it is more efficient for such shareholder to process such sale in connection with to a transaction which has been registered as compared to an exempt transaction.

None of the selling shareholders has any arrangement with Company or its affiliates or, to the knowledge of the Company, with any other third persons. We also note that although some of the shares were purchased from affiliates (at the time of the purchases), neither such persons nor the selling shareholders are currently affiliates of the Company.

Description of Business

Farmout and Participation Agreement with Luxor, page 28

8.	Please tell us whether there are any related party interests amongst the company, Luxor Oil & Gas or Pioneer Marketing Group.

Response: There are no family or related-party relationships between any of Luxor’s management or shareholders and the management and shareholders of the Company.  To our knowledge, none of the shareholders of the Company are shareholders of Luxor.  The four shareholders of Pioneer are minority shareholders of the Company but are not shareholders or management of Luxor.  There no family or related party relationships between the shareholders and management Pioneer and those of Luxor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

General

9.
We note from your disclosures on page 43 that in July and September 2011 you entered into service agreements with Messrs. Dhinsa and Brisset whereby you will pay annual compensation fees of CDN $6,000 and CDN $30,000, respectively. Considering your future compensation costs will differ materially from those included in your historical financial statements, revise to include a discussion of these agreements and their impact on your future results of operations and liquidity in your MD&A disclosures.

Response: In accordance with the comments of the Commission, the Amended Registration Statement includes a discussion in the MD&A section about the impact of the payments owed by the Company to the officers as a result of the service agreements.

Plan of Operation, page 38

10.
Please revise your document to report as of the date of your amended filing the status of the Valhalla Well and the drilling of the Spirit Rycroft Property. For example, describe the status of the fracturing of the Valhalla well the status and results of the flow test for that well. We note that you referenced certain milestones that you anticipated completing by the end of September 2011.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Commission.

Directors. Executive Officers, Promoters and Control Persons

Business Experience, page 41

11.	Please expand Mr. Dhinsa's biography to identify the oil and gas company in Alberta, Canada for which he provides consulting services.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Commission to include the names of the companies in Alberta, Canada for which Mr. Dhinsa provided consulting services.

Financial Statements

12.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Response: The Amended Registration Statement has been revised to include financial statements and related disclosure for the quarter ended August 31, 2011.

13.
We note your discussion on page 28 regarding the June 2, 2011 Stock Purchase Agreement that resulted in a change in control of the company and the subsequent purchase of Buckeye Oil & Gas (Canada) on June 23, 2011. Please tell us the following with regards to these agreements:

•	Explain further how you accounted for each of these transactions and provide the specific accounting guidance that you relied upon;
•	Tell us how you determined the fair value of the 400,000 shares issued in the Buckeye acquisition and specifically address in your response how you considered SAB Topic 5.G;
• Tell us when Buckeye Oil & Gas began their operations;
•
Tell us your consideration to include the historical financial statements of Buckeye Oil & Gas as the company's predecessor or alternatively tell us why you have not provided the financial information required by Rule 8-04 and Rule 8-05 of Regulation S-X; and

• Tell us how you considered the guidance in Rule 4-10 of Regulation S-X.

Response: The disclosure regarding the change of control and subsequent purchase of Buckeye Oil & Gas (Canada) has been revised in the Amended Registration Statement in accordance with the comments of the Commission.

The acquisition of Buckeye Canada has been accounted for as a Business Combination pursuant to FASB ASC Topic 805.  The Stock Purchase Agreement relating to the change of control has not been accounted for by the company as the transaction did not involve any activities of the company.

The issuance of the 400,000 shares issued in the Buckeye Canada acquisition was based on the initial $400,000 investment in Buckeye Canada made by the company’s president.  Between the time the initial investment was made and the time of the acquisition on June 23, 2011 Buckeye Canada had only conducted minimal activity and it was determined that the shares to be issued should be based on the initial $400,000 investment.  In addition, the company had commenced discussions on financing and it was expected that $0.25 per share would be the share price at which shares would be issued.  The company completed a private placement on August 26, 2011 in which shares were issued at $0.25 per share.

Buckeye Oil & Gas, Inc. began its oil and gas operations with the acquisition of Buckeye Canada on June 23, 2011.  Buckeye Canada began its oil and gas operations when it entered in its agreement with Luxor on May 12, 2011.

The historical financial statements of Buckeye Oil & Gas, Inc. (formerly Benefit Solutions Outsourcing Corp.) have been included as the historical financial statements as following the change of control and the acquisition of Buckeye Oil & Gas (Canada) Inc., Buckeye Oil & Gas, Inc. was the surviving parent corporation.  Buckeye Oil & Gas (Canada) Inc. was formed by the company’s president on May 6, 2011, and as a result its only activity to June 23, 2011 was reflected in the Business Combination Note (note 8) to the May 31, 2011 audited financial statements.  The company has not provided historical financial statements for Buckeye Canada as the Business Combinations Note reflects all material transactions of Buckeye Canada from its date of incorporation until its acquisition.

The company considered the guidance in the rule Rule 4-10 of Regulation S-X and determined that it was not applicable as the company provides financing for exploration activities with the intention of sharing in the revenues but does undertake exploration activities itself.  In addition, the Company is not operating any oil wells as its current agreement with Luxor requires Luxor to supply all staff and equipment, undertake all exploration activities, and operate any wells drilled on the properties forming the agreement.

Note 8. Subsequent Events, page F-10

14.
Revise the filing to disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

Response: The subsequent events footnote in the Amended Registration Statement has been revised in accordance with the comments of the Commission.  The subsequent events have been evaluated to the date the financial statements were issued.

Recent Sales of Unregistered Securities, page 61

15.
This section should contain information responsive to Item 701 of Regulation S-K with respect to all unregistered issuances of securities by the company during the past three years. We note that the disclosure is currently limited to the shares sold in reliance upon Regulation S. However, unregistered issuances also occurred on March 12, and November 16, 2010. Please ensure that all of the information required by Item 701, including the factual basis on which the company bases its conclusion that the exemption relied upon was available, is provided with respect to each unregistered sale during the three-year period.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Commission to include the unregistered issuances of securities by the Company during the last three years. We note that there were only two issuances of securities by the Company - when the Company was incorporated in May 2010 there was an issuance to its then sole officer and director and then 1,200,000 shares (pre-split) pursuant to the Registration Statement on Form S-1 which was effective September 29, 2010.

Exhibits, page 61

16.
Exhibit 5.1 refers to Nevada law, and the legal conclusions expressed in the opinion letter are limited to Nevada law, and the current federal securities laws of the United States. The facing sheet of the registration statement, as well as the copies of the articles of incorporation and amendments thereto, indicate that the company is corporated under the laws of Florida. Please request that counsel provide a revised opinion given under the laws of your jurisdiction of incorporation.

Response: Attached as Exhibit 5.1 to the Amended Registration Statement is a revised legal opinion.

Undertakings, page 62

17.
Given the nature of your offering (i.e. an offering of securities by existing shareholders), it is unclear why you have included the undertaking set forth in Item 512(a)(6) of Regulation S-K, which relates to a registrant's liability to purchasers in the initial distribution of securities. Please advise, or revise your document to include only those undertakings applicable to your offering.

Response: The undertaking set forth in Item 512(a)(6) of Regulation S-K has been removed from the Amended Registration Statement.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement. Please address any further questions or comments to the undersigned at the above-referenced number. Thank you very much.

Very truly yours,
/s/David Lubin
David Lubin

cc: Mr. Pol Brisset